UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
         Original Filing

(Name of Issuer)
         Advanced Neuromodulation Systems, Inc.

(Title of Class of Securities)
         Common Stock, par value $0.05

(Cusip Number)
         00757T101

(Date of Event Which Requires Filing of this Statement)
         Dec-01

Check    the appropriate box to designate the rule pursuant to which this
         Schedule is Filed:
         [ x  ] Rule 13d-1(b)
         [    ] Rule 13d-1(c)
         [    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

Cusip Number
         00757T101


1. Name of Reporting Persons.
I.R.S. identification Nos. of above persons (entities only)
         Strong Capital Management, Inc. 39-1213042

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
         Wisconsin

Number of shares beneficially owned by each reporting person with:

5. Sole Voting Power
         0

6. Shared Voting Power
         473,305

7. Sole Dispositive Power
         0

8. Shared Dispositive Power
         517,005

9. Aggregate Amount Beneficially Owned by Each Reporting Person
         5.8%

10. Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares (See Instructions)
         N/A

11. Percent of Class Represented by Amount in Row (9)
         5.8%

12. Type of Reporting Person (See Instructions)
         IA


Cusip Number
         00757T101


1. Name of Reporting Persons.
I.R.S. identification Nos. of above persons (entities only)
         Richard S. Strong

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
         U.S.A.

Number of shares beneficially owned by each reporting person with:

5. Sole Voting Power
         0

6. Shared Voting Power
         473,305

7. Sole Dispositive Power
         0

8. Shared Dispositive Power
         517,005

9. Aggregate Amount Beneficially Owned by Each Reporting Person
         5.8%

10. Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares (See Instructions)
         N/A

11. Percent of Class Represented by Amount in Row (9)
         5.8%

12. Type of Reporting Person (See Instructions)
         IN


Item 1(a).  The name of the issuer is:
         Advanced Neuromodulation Systems, Inc.

Item 1(b).  The principal executive office of the issuer is:
         6501 Windcrest Drive, Suite 100, Plana, Texas  75024

Item 2(a).  The names of the persons filing this statement are:
         Strong Capital Management, Inc. and Richard S. Strong

Item 2(b). The Principal business office of Strong Capital Management, Inc. and Richard S. Strong is:
         100 Heritage Reserve, Menomonee Falls, WI  53051

Item 2(c). See Item 4 of the cover sheet for each Filer.

Item 2(d). This Statement relates to shares of the common stock of the Issuer(par value $0.05) (the "Stock")

Item 2(e).  The CUSIP number of the Stock is:               00757T101


Item    3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or
         240.13d-2(b) or (c),  check whether the person filing is a:

(a). [   ] Broker or dealer registered under section 15 of the
           Act (15 U.S.C. 78o).

(b). [   ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c ). [   ] Insurance company as defined in section 3(a)(19) of the
            Act (15 U.S.C. 78c)

(d). [   ] Investment company registered under section 8 of the Investment
           Company Act of 1940 (15 U.S.C. 80a-8).

(e). [ x ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

(f). [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(G).

(g). [ x ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

(h). [   ] A savings associations as defined in section 3(b) of the Federal
           Deposit Insurance Act (12 U.S.C. 1813).

(I). [   ] A church plan that is excluded from the definition of an investment company under section 3(c )(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j). [   ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership*

See Items 5-9 and 11 on the cover page for each filer.

Item 5.  Ownership of five percent or less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ___ ].

Item 6. Ownership of More than five percent on behalf of another person. Strong Capital Management, Inc. is a registered investment advisor whose clients, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Stock. Richard S. Strong is the Chairman of the Board of Strong Capital Management, Inc. No Individual client's holdings of the Stock are more than five percent of the outstanding stock.

Item 7. Identification and Classification of the Subsidiary which acquired the security being reported on by the parent holding company:
         Not Applicable

Item 8. Identification and Classification of Members of the Group:
         Not Applicable

Item 9. Notice of Dissolution of Group:
         Not Applicable

Item 10. Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                        Exhibit A
                         JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act"), as amended, the undersigned hereby agree to this joint filing on
Schedule 13G (including amendments thereto). Constance R. Wick, serves as authorized representative on behalf of Strong Capital Management, Inc., and with respect to the Schedules 13G filed by Richard S. Strong with Strong Capital Management, Inc. pursuant to Rule 13d-1(b)(i)(G) under the Act, serves as authorized representative to Richard S. Strong, with power of attorney. IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 13th day of February 2002.
                                        STRONG CAPITAL MANAGEMENT, INC.


                                        By:  /s/ Constance R. Wick
                                        Constance R. Wick
                                        Assistant Executive Vice President
                                        Strong Capital Management, Inc.



                                        RICHARD S. STRONG


                                        By:  /s/ Constance R. Wick
                                        Constance R. Wick
                                        Authorized Representative
                                        Pursuant to Power of Attorney*


                                        *Filed herewith as Exhibit B


                                SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                   Dated:     February 13, 2002


                                   Strong Capital Management, Inc.

                                   By:      /s/ Constance R. Wick
                                            Constance R. Wick
                                            Assistant Executive Vice President

                                   Richard S. Strong

                                   By:     /s/ Constance R. Wick
                                           Constance R. Wick
                                           Authorized Representative
                                           Pursuant to Power of Attorney*

                                           *Filed herewith as Exhibit B


                                                     Exhibit B

                                POWER OF ATTORNEY

         Richard S. Strong hereby appoints Constance R. Wick his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to sign for him and in his place and stead, a Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934, as amended, and any amendments to such schedule filed pursuant to Rule 13d-2 under the Act, for the purpose of reporting joint beneficial ownership of securities acquired through Strong Capital Management, Inc., and to file such Schedule 13G, on an individual or joint basis, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do all and perform each and every act requisite and necessary to effect such filing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or substitutes, may lawfully do or cause to be done by virtue hereof.


         Date:    February 13, 2002                  /s/Richard S. Strong
                                                     --------------------
                                                     RICHARD S. STRONG